THE O'NEAL LAW FIRM, P.C.
                              668 North 44th Street
                                    Suite 233
                             Phoenix, Arizona 85008
                              (602) 267-3855 (602)
                                 267-7400 (fax)
                           E-mail: billo@sunncomm.com

                                December 16, 2004

Pamela Howell
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0511
Washington, D.C. 20549

Re: M.E.R., Inc.
    Registration Statement on Form SB-2
    File No. 333-119223
    Filed September 23, 2004

Dear Ms. Howell:

We are writing in response to your comment letter dated December 8, 2004 in connection with the above-referenced filing. This response is provided to address each of your comments to further assist you in your review of this filing. The numbered responses below correspond to the numbered comments in you letter.

GENERAL

1.   Comment noted.

2. We have revised the prospectus to provide for the disclosure of total offering expenses. We have also revised the offering expenses table in Part II.

RISK FACTORS

3. We have added back a risk factor, as the first risk factor, discussing risks associated with our lack of operating history.

4.   We have deleted this risk factor.

5. We have made revisions throughout the document to indicate that the escrow account shall bear interest.

6.   We have revised the heading accordingly.
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7.   We have  revised the  document to reflect  the  potential 6 month  offering period.

8. We have clarified that nominal funds will be required prior to locating, investigating and consummating a business combination.

9. We have revised this risk factor to discuss particular risks associated with potential funding issues and disclosed that Mr. Mercier has no legal obligation to provide any funds to the Company.

10.  We have revised the subheading accordingly.

11. We have added a disclosure as to how conflicts will be resolved if the same business opportunity becomes available to more than one blank check company with which Mr. Mercier is affiliated.

USE OF PROCEEDS

12. The finacial statements have been changed to reflect organizational and offering costs.

DESCRIPTION OF BUSINESS

13. We have clarified that management has agreed that the company will not engage in any form of related party transaction.

14. We have clarified that the target company will be responsible for the payment of any profit transaction expenses.

YOUR RIGHTS AND SUBSTANTIAL PROTECTIONS UNDER RULE 419

15. We have included additional disclosures regarding the terms of the escrow, including whether interest shall be paid, indemnification, fees and expenses.

DESCRIPTION OF PROPERTY

16. We have revised the address that is the current physical address of the company.

PLAN OF DISTRIBUTION

17. We have revised this section to clarify that the securities shall be deposited into the escrow.

18.  We disagree with this comment. The second paragraph to this section states:

     We intend to offer the securities directly to the public through our sole officer and director, Ronald Mercier, in those jurisdictions where sales by such persons are permitted by law and, otherwise, pursuant to Rule 3a4-1(a)(2) of the Exchange Act. Accordingly, we believe Mr. Mercier qualifies for the safe harbor from broker-dealer registration set out in
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     Rule  3a4-1(a)(2)  of the Exchange Act as (i) Mr.  Mercier will be the only individual offering the securities on behalf of M.E.R. and is not an associated person of any broker-dealer nor has he been in the prior 12 months; (ii) no commission or any other remuneration will be paid to Mr. Mercier on account of any such sales; (iii) Mr. Mercier intends primarily to perform at the end of the offering, substantial duties for or on behalf of M.E.R. otherwise than in connection with transactions in securities; and
     (iv) Mr. Mercier has not participated in the sale of any securities for any issuer in the past 12 months and does not intend to do so in the future except in accordance with Rule 3a4-1(a)4(ii)(C). No broker-dealers will be engaged to assist us in this offering.

EXEMPTION FROM STATE REGISTRATION

19. Management has elected to only offer the registered securities to foreign investors located in Canada and will not be registering with any state or availing itself of any state exemption.

20.  Please see 19 above.

RECENT SALES OF UNREGISTERED SECURITIES

21.  We have revised this section to clarify that the company is only relying on
     Section 4(2) as the only unregistered securities issued by the company have been to Mr. Mercier.

SIGNATURES

22.  We have revised the signatures accordingly.

EXHIBITS

23.  We have filed the revised subscription agreement.

ESCROW AGREEMENT

The  revised Escrow Agreement has been filed.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,

/s/  William D. O'Neal
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William D. O'Neal